                                                                 Exhibit 12


              American General Finance, Inc. and Subsidiaries

             Computation of Ratio of Earnings to Fixed Charges



                                         Years Ended December 31,
                               1994      1993      1992      1991      1990
                                          (dollars in thousands)


Preferred dividends of
  subsidiary:
    Preferred dividends      $   -     $   -     $   -     $   -     $  3,884
    Divide by effective
      income tax rate
      subtracted from
      one to gross-up
      dividends to a
      pre-tax equivalent                                                  .62

                             $   -     $   -     $   -     $   -     $  6,265

Earnings:
  Income before provision
    for income taxes and
    cumulative effect of
    accounting changes       $392,001  $336,830  $262,716  $218,500  $198,749
  Interest expense            416,233   379,764   398,168   440,086   451,613
  Implicit interest
    in rents                   10,741    10,462     8,641     8,731     8,478
  Preferred dividends
    of subsidiary                -         -         -         -        3,884

Total earnings               $818,975  $727,056  $669,525  $667,317  $662,724


Fixed charges:
  Interest expense           $416,233  $379,764  $398,168  $440,086  $451,613
  Implicit interest
    in rents                   10,741    10,462     8,641     8,731     8,478
  Preferred dividends
    of subsidiary                -         -         -         -        6,265

Total fixed charges          $426,974  $390,226  $406,809  $448,817  $466,356


Ratio of earnings to
  fixed charges                  1.92      1.86      1.65      1.49      1.42